EXHIBIT 21.1
SUBSIDIARIES OF TRAVELZOO

Subsidiaries	Jurisdiction
JFC Travel Group Co. (60%)	Delaware
Flights Explorer UK Ltd (100% owned by JFC Travel Group Co.)	United Kingdom
Travelzoo (Asia) Limited	Hong Kong
Travelzoo (Canada) Inc.	Canada
Travelzoo (China) Limited	Hong Kong
Travelzoo (Europe) Limited, with branches in France, Spain, and Germany	United Kingdom
Travelzoo (USA) Inc. (f/k/a Travelzoo Local Inc.)	Delaware
Metaverse Travel Experiences, LLC	Delaware
Travelzoo Meta LTD	United Kingdom